August 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Brian Fetterolf
Lilyanna Peyser

Re:	FaZe Holdings Inc.
Registration Statement on Form S-1 Filed August 1, 2022
File No. 333-266435

On behalf of our client, FaZe Holdings Inc., a Delaware corporation (the “Company”), we are writing to provide the Company’s responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated August 17, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Registration Statement on Form S-1, filed on August 1, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff in the Comment Letter and certain updated information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1 to the Registration Statement.

Registration Statement on Form S-1 filed August 1, 2022

Cover Page

1.

Please disclose the price per share that the Sponsor and its affiliate, B. Riley Principal Investments, LLC, paid for the shares purchased in the PIPE Investment, and revise to clarify the total amount and price per share that third-party PIPE Investors paid at closing. Additionally, with respect to the securities being registered for sale that underlie the Private Placement Units, please disclose the price paid for the Private Placement Units issued at the time of B. Riley Principal 150 Merger Corp.’s IPO. Last, for the shares being registered for resale that are held by the pre-Business Combination securityholders of FaZe, also disclose the price paid for such securities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 to clarify the total amount and price per share that third-party PIPE Investors paid at closing. Additionally, the Company has further revised its disclosure on the cover page of Amendment No. 1 to disclose the price paid for the Private Placement Units issued at the time of B. Riley Principal 150 Merger Corp.’s IPO and the price paid for the shares held by the pre-Business Combination securityholders of FaZe being registered for resale.

2.

We note your disclosure that “[a]pproximately 66% of the total shares of Common Stock outstanding as of July 19, 2022 are being registered for resale under this prospectus,” as well as your disclosure on page 90 that “[t]he shares of Common Stock offered for resale by the Selling Holders in this prospectus represents approximately 97% percent of our Common Stock outstanding as of July 19, 2022.” Please revise to reconcile your disclosure here, and in doing so, please ensure that you also disclose the amount of shares being registered as a percentage of your total public float. In this regard, we note your disclosure on page 44 that 15,883,395 public shares, or 92% of your public shares, were redeemed in connection with your business combination, thereby indicating that the shares being registered will constitute a considerable percentage of your public float and that the related sales of such shares could significantly impact your public trading price.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and page 90 of Amendment No. 1 to reconcile its disclosure and disclose the amount of shares being registered as a percentage of the Company’s total public float.

3.

We note your disclosure that “[d]espite such a decline in price, our Sponsor and the FaZe securityholders may still experience a positive rate of return on the shares purchased by them due to the lower price per share at which its shares were purchased.” Please disclose here the price at which the public securityholders acquired their shares and warrants, as you discuss on page 35, and also disclose here that public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Additionally, please disclose the potential profit that such selling securityholders will earn based on the current trading price. Lastly, please make conforming changes in your risk factor entitled “The sale of all of the securities registered for resale hereunder . . .” on page 34, and expand such risk factor discussion to also (i) disclose the price paid for the securities held by the pre-closing securityholders of FaZe, and (ii) to the extent applicable, highlight that such private securityholders may have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 to disclose (i) the price at which the public securityholders acquired their shares and warrants, (ii) that public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price, (iii) the potential profit that such selling securityholders will earn based on the current trading price. The Company has also revised its disclosure on pages 34 and 35 of Amendment No. 1 to make conforming changes to the risk factor entitled “The sale of all of the securities registered for resale hereunder . . .” to (i) disclose the price paid for the securities held by the pre-closing securityholders of FaZe, and (ii) highlight that such private securityholders may have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 89

4.

We note your disclosure on the cover page that “[f]or so long as the warrants remain “out-of-the money,” we do not expect warrantholders to exercise their Warrants and, therefore, we do not expect to receive cash proceeds from any such exercise.” As applicable, please describe how this impacts your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 89 and 90 of Amendment No. 1 to describe the impact on the Company’s liquidity and update the discussion on the ability of the Company to fund its operations on a prospective basis with its current cash on hand.

5.

We note your disclosure that you “may need additional cash due to changing business conditions or other developments.” Please discuss the effect of this offering on the company’s ability to raise additional capital, including the impact of potential negative pressure on the price of your common stock and warrants as a result of the proposed resale.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 89 of Amendment No. 1 to discuss the effect of this offering on the Company’s ability to raise additional capital, including the impact of potential negative pressure on the price of its common stock and warrants as a result of the proposed resale.

* * *

United States Securities and Exchange Commission

August 31, 2022

Please do not hesitate to contact Laura Kaufmann Belkhayat at (212) 735-2439 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Laura Kaufmann Belkhayat

cc:	Tamara Brandt, Chief Legal Officer, FaZe Holdings Inc.